Exhibit 99.6

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 096 470 692,50 €

542 051 180 R.C.S. Nanterre

total.com

Total announces its third quarter 2015 interim dividend

Paris, October 29, 2015 – The Board of Directors of Total met on October 28, 2015, and approved a third quarter 2015 interim dividend of 0.61 euros per share. This interim dividend, unchanged compared to the first and second quarters of 2015, is payable in euros according to the following timetable:

Ex-dividend date	March 21, 2016
Record date	March 18, 2016
Payment date in cash	April 12, 2016
or shares issued in lieu of cash

The Board of Directors will meet on March 15, 2016 to:

•	declare the third quarter 2015 interim dividend;

•	offer the option for shareholders to receive the third quarter 2015 interim dividend in cash or in new shares of the Company;

•	set the price of the new shares with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the third quarter 2015 interim dividend; and

•	confirm the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend as from April 12, 2016.

American Depositary Receipts (“ADRs”) will receive the third quarter 2015 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	March 16, 2016
ADR record date	March 18, 2016
ADR payment date in cash	April 19, 2016
or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com